10029770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-50918~~

8-51097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hunter Scott Financial, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

500 Gulfstream Blvd., Suite 105
(No. and Street)

Delray Beach	Florida	33483
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Gouzos (561)265-3614

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

1900 NW Corporate Blvd., E-210	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:
- X Certified Public Accountant
- __ Public Accountant
- __ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

AB 3/11

OATH OR AFFIRMATION

I, **Peter Gouzos**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Hunter Scott Financial, LLC**, as of **December 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Known personally to me

President

Title

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # DD610800
Expires: NOV. 17, 2010
BONDED THRU ATLANTIC BONDING CO., INC.

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Independent Auditor's Report 1

Financial Statements:

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-8

Supplementary Information:

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 9

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 10-11

Report on Internal Control Required by SEC Rule 17a-5 Claiming an Exemption from SEC Rule 15c3-3 12-13

Independent Accountants' report on Applying Agreed-Upon Procedures related to an Entity's SIPC Assessment Reconciliation 14

S&Co.
SHERB & CO., LLP
Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

Peter Gouzos, President
Hunter Scott Financial, LLC
Delray Beach, Florida

We have audited the accompanying statement of financial condition of Hunter Scott Financial, LLC as of December 31, 2009, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Scott Financial, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

Certified Public Accountants

Boca Raton, Florida
February 24, 2010

HUNTER SCOTT FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2009

ASSETS

Cash	$	207,003
Commissions receivable		59,317
Advances receivable - brokers		27,594
Other assets		3,738
Property and equipment, net of accumulated depreciation of $37,725		12,001
Total assets	$	309,653

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Commissions payable	$	127,140
Accounts payable and accrued expenses		70,904
Due to member		35,000
		233,044
Members' equity		76,609
Total liabilities and members' equity	$	309,653

See accompanying notes to financial statements.

HUNTER SCOTT FINANCIAL, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 1,863,903
Other income	144,604
Interest	2,462
Total revenues	2,010,969
Expenses:	
Commissions to agents/representatives	1,355,637
Clearing costs	84,746
Employee compensation and benefits	33,634
Taxes other than federal income tax	2,017
Insurance	129,844
Regulatory fees and expenses	39,703
Bank charges and other charges	1,219
Professional fees	26,442
Office expenses	38,669
Management Fees	270,164
Auto expenses	28,448
Travel and entertainment	12,294
Postage and shipping	11,967
Maintenance	802
Telephone and internet	30,850
Depreciation	5,748
Utilities	7,392
Rent	12,907
Total expenses	2,092,483
Net loss	$ (81,514)

See accompanying notes to financial statements.

HUNTER SCOTT FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

Members' Equity - December 31, 2008	$ 158,123
Net loss for the year ended December 31, 2009	(81,514)
Members' Equity - December 31, 2009	$ 76,609

See accompanying notes to financial statements.

HUNTER SCOTT FINANCIAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net loss	$ (81,514)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	5,748
Changes in assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	(31,335)
Increase (decrease) in:	
Commissions payable	98,470
Accounts payable and accrued expenses	(110,860)
Net cash used in operating activities	(119,491)
Cash flows from investing activities:	
Purchases of property and equipment	(4,223)
Net cash used in investing activities	(4,223)
Cash flows from financing activities:	
Advances to related parties	(2,533)
Net cash used in financing activities	(2,533)
Net decrease in cash	(126,247)
Cash, beginning of year	333,250
Cash, end of year	$ 207,003
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Hunter Scott Financial, LLC (the "Company"), formerly known as Platinum Capital LLC, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized under the laws of the State of Florida on March 16, 1998 and is headquartered in Delray Beach, Florida. The Company acts as a broker dealer in securities transactions for its customers and uses Sterne, Agee & Leach, LLC as its clearing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2009.

Revenue Recognition

The Company earns revenue (commissions) from brokerage and trading which are recognized on the day of the trade - trade date basis.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2009.

NOTE 3 – DEPOSITS WITH CLEARING ORGANIZATIONS

As required by its clearing organization, a deposit of $25,000 exists at Sterne, Agee & Leach, LLC.

NOTE 4 – ADVANCES RECEIVABLE - BROKERS

As of December 31, 2009, the Company has advanced $27,594 to certain registered representatives. Such advances are non-interest bearing and due on demand. It is the Company's intent to deduct advances due from registered representatives from the future commissions payable to such individuals.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Estimated Useful Life (Years)	
Furniture and equipment	5 to 7	$27,701
Computers	5	22,025
		49,726
Less: accumulated depreciation		(37,725)
		$12,001

Depreciation expense for the year ended December 31, 2009 was $5,748.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, 2009 accounts payable and accrued expenses totaled $70,904 which was mostly due to Error and Omission Insurance.

NOTE 7 – DUE TO MEMBER

As of December 31, 2009, the Company has been advanced $35,000 from a member. Such an advance was made on a non-interest bearing basis and is due on demand. The loan was made due to the need of additional funds for the Company's net capital funding requirement.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $32,776, which was $17,240 in excess of its required net capital of $15,536. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 7.1 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 9 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

The Company has a $59,317 receivable from their clearing organization at December 31, 2009 which consists primarily of the Company's net commissions due from customer trades.

NOTE 10 – OPERATING LEASE

In February, 2008, the Company entered into a lease at 500 Gulfstream Boulevard, Suite 103C, Delray Beach, FL 33483. This lease term is for two years and calls for monthly payments of approximately $900 per month.

In February 2010, the Company entered into a new lease at 500 Gulfstream Boulevard, Suite 105. The new space is larger, approximately 1200 square feet. This lease term is two years and calls for monthly payments of $1,500 per month plus sales tax, with a 5% increase effective March 2011. The future minimum lease payments for the remaining term of the lease commitment approximate:

2010	$ 17,800
2011	19,080
Total	$ 36,880

In addition, to leasing its facilities, the Company leases vehicles and office equipment under non-cancelable operating leases. The Company is responsible for all insurance, maintenance and taxes on the vehicles.

Lease payments under these operating leases for the year ended December 31, 2009 was $1,350 and the future minimum lease payments under these leases are expected to be $16,000 in 2010 and $14,000 in 2011.

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE 12 – SUBSEQUENT EVENTS

As mentioned in Note 10, Hunter Scott has outgrown its office space. We have secured a larger office in the same complex, terms disclosed in Note 10, and come to an agreement with the lessor to have the security deposit transferred to the new lease. The new space will provide adequate room for the office and the brokers.

We have evaluated events and transactions that occurred through February 24, 2010, the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements. Other than the disclosures show, we did not identify any events or transactions that should be recognized or disclosed in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

HUNTER SCOTT FINANCIAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net capital computation:		
Total Members' Equity	$	76,609
Deductions and/or charges:		
Non-allowable assets:		
Advances - related parties		27,594
Other assets		3,738
Property and equipment		12,001
Total non-allowable assets		43,333
Net capital before haircuts on securities positions		33,276
Haircuts on securities:		
Clearing deposit		500
Total haircuts on securities		500
Net capital		32,776
Required minimum capital		15,536
Excess net capital	$	17,240
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition	$	233,044
Total aggregate indebtedness	$	233,044
Ratio of aggregate indebtedness to net capital		7.1 to 1
Reconciliation:		
Net capital, per unaudited December 31, 2009 FOCUS report, as filed	$	32,776
Net audit adjustments		-
Net capital, per December 31, 2009 audited report, as filed	$	32,776

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Sterne, Agee & Leach, LLC on a fully disclosed basis.

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Sterne, Agee & Leach, LLC on a fully disclosed basis.

S&Co.
SHERB & CO., LLP
Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com
Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Peter Gouzos, President
Hunter Scott Financial, LLC
Delray Beach, Florida

In planning and performing our audit of the financial statements of Hunter Scott Financial, LLC as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ahearn & Co., LLP

Certified Public Accountants

Boca Raton, Florida
February 24, 2010

SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Peter Gouzos, President
Hunter Scott Financial, LLC
Delray Beach, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2009, which were agreed to by Hunter Scott Financial, LLC ("HSF") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating ICM's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC 7-T). ICM's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period ended December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 24, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FINRA DEC 09
Hunter Scott Financial, LLC
500 Gulfstream Blvd
Delray Bh, FL 33483

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4186.25

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1322.82)

7/30/09
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2863.43

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2863.43

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2863.43

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hunter Scott Financial LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 1 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Exceptions:

Forward Copy ______

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,712,759
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	60
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	38,320
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	38,320
2d. SIPC Net Operating Revenues	$ 1674,439
2e. General Assessment @ .0025	$ 4186.25

(to page 1 but not less than $150 minimum)